**U.S. SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

**FORM 12b-25**

SEC FILE NUMBER
[000-29719]

**NOTIFICATION OF LATE FILING**

[X] Form 10-KSB

For the Annual Period Ended June 30, 2002

**Part I          Registrant Information**

Full Name of Registrant:      **Quintek Technologies, Inc.**

Address of Principal Executive Office (Street and Number)

537 Constitution Ave.
Suite B
Camarillo, CA 93012

**Part II          Rules 12b-25(b) and (c)**

(a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)      The subject Report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

**Part III          Narrative**

The Report on Form 10-KSB for Quintek Technolgies, Inc., (the Company) for the annual period ended June 30, 2002, is due to be filed on September 30, 2002.  The Company needs additional time to complete its review of its balance sheet, to file an accurate annual report. The Company expects that its Form 10-KSB will be filed before October 15, 2002.

**Part IV          Other Information**

(1)     Name and telephone number of person to contact in regard to this information.

Thomas W. Sims       (805) 383-3914

(2)     Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X]  Yes             [ ]  No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]  Yes             [X]  No

**Signatures**

Quintek Technologies, Inc. has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              **QUINTEK TECHNOLGOIES, INC.**

Date:   September 30, 2002           *Thomas W. Sims*
                              Thomas W. Sims, President and Chief
                              Executive Officer